SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 5, 2003



                              CHILESAT CORP S.A.
                              ------------------
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)


                          Rinconada El Salto No. 202
                     Comuna de Huechuraba, Santiago, Chile
                ------------------------------------------------
                   (Address of principal executive offices)


                      Form 20-F [X]      Form 40-F [ ]




          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes [ ]   No [X]

                      CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. A free English translation of a material event ("Hecho Esencial") filed by the Company with the Chilean Superintendencia de Valores y Seguros on May 2, 2003.






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


                    (Free translation of Spanish Original)


                                                         Santiago, May 2, 2003


Mr.
Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance
Personal Delivery

                                             Ref.: COMMUNICATES ESSENTIAL FACT
                                             Chilesat Corp S.A.
                                             Registration in Securities
                                             Registry No. 0350


Dear Sir:

Pursuant to the provisions in article 9 and paragraph two of article 10 of Law No. 18,045 and Section II of the General Regulation No. 30 of the
Superintendency of Securities and Insurance, being expressly authorized by the Board of Directors of Chilesat Corp S.A., I hereby inform the Superintendency as follows, in the nature of essential fact:

As it was informed as an Essential Fact on March 31, 2003, and pursuant to the decision to discontinue the operations on the US market of NACS Communications, Inc. (d/b/a Texcom USA), a Texcom S.A. subsidiary, which has offices in Miami, Florida, has filed a Chapter VII proceeding. The effects of this decision on the financial statements of Chilesat Corp S.A. are the ones anticipated as "subsequent events" on the consolidated results for the fourth quarter of 2002 filed on March 31, 2003, which does not represent any additional effect.



Yours truly,




Francisco Samaniego Sangroniz
    Chilesat Corp S.A.





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


                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                      CHILESAT CORP S.A.



                                      By: /s/ Rodrigo Villa Mardel
                                          --------------------------------
                                          Name:   Rodrigo Villa Mardel
                                          Title:  Chief Financial Officer


Dated:  May 5, 2003



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